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                                                                    Exhibit 99.1


    VIVENDI UNIVERSAL ISSUES RESPONSE TO STATEMENT BY USA INTERACTIVE AND ITS
                                   AFFILIATES

PARIS, DECEMBER 8, 2002 - Vivendi Universal (PARIS BOURSE: EX FP; NYSE:V) today confirmed in response to a statement by USA Interactive and its affiliates (USA) that it disagrees with USA's interpretation of their Partnership Agreement regarding Vivendi Universal Entertainment's (VUE) obligation to make payments in respect of taxable income allocated to USA's preferred interests in VUE. Various matters related to the VUE Partnership Agreement are currently the subject of review, discussion and negotiation between the parties.


IMPORTANT DISCLAIMER

THIS PRESS RELEASE CONTAINS 'FORWARD-LOOKING STATEMENTS' AS THAT TERM IS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS AS A RESULT OF A NUMBER OF RISKS AND UNCERTAINTIES AS WELL AS THE RISKS DESCRIBED IN THE DOCUMENTS VIVENDI UNIVERSAL HAS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND WITH THE FRENCH COMMISSION DES OPERATIONS DE BOURSE. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF DOCUMENTS FILED BY VIVENDI UNIVERSAL WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AT www.sec.gov OR DIRECTLY FROM VIVENDI UNIVERSAL. VIVENDI UNIVERSAL DOES NOT UNDERTAKE TO PROVIDE, NOR HAS ANY OBLIGATION TO PROVIDE, UPDATE OR REVISE FORWARD-LOOKING STATEMENTS.